O L S H A N	PARK AVENUE TOWER • 65 EAST 55TH STREET • NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

March 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Quinpario Acquisition Corp. – Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Quinpario Acquisition Corp., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, a copy of a Preliminary Proxy Statement relating to a proposed business combination.

Please address any comments or questions that you may have concerning the Preliminary Proxy Statement to me at (212) 451-2252, email address kschlesinger@olshanlaw.com, or Paul J. Berra III, the Company’s Vice President, General Counsel and Secretary at (314) 548-6200, email address pjberra@quinpario.com.

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

Enclosures

cc:	Paul J Berra III, Esq.
Robert H Friedman, Esq.

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